Exhibit 99.1

Grupo Salud Auna México, S.A. de C.V.

Statement of Financial Position (Spin-off Pro Forma)

As of September 30, 2026

	Current	Transferring Company (GSAM)	Transferee Company (GSAMH)		Current	Transferring Company (GSAM)	Transferee Company (GSAMH)
In Mexican pesos	2026	2026	2026	In Mexican pesos	2026	2026	2026

Assets				Liabilities
Current Assets				Current liabilities
Cash and cash equivalents	6,348,315	6,348,315	—	Loans and borrowings	784,992,585	—	784,992,585
Accounts receivable from related parties	237,142,546	53,862,257	183,280,289	Accounts payable to related parties	1,952,256,739	—	1,952,256,739
Other assets	52,708,374	3,209,474	49,498,900	Derivative financial instruments	145,318,496	—	145,318,496
Total current assets	296,199,235	63,420,046	232,779,189	Trade accounts payable	11,349,742	11,349,742	—
				Other accounts payable	3,721,716	3,689,876	31,840
Non-current assets				Lease liability	275,543	275,543	—
Accounts receivable from related parties	2,855,962,289	—	2,855,962,289	Total current liabilities	2,897,914,821	15,315,161	2,882,599,660
Investments in subsidiaries	10,417,338,696	320,856,480	10,096,482,216
Right-of-Use Asset	1,555,445	1,555,445	—	Non-current liabilities
Deferred tax assets	951,384,398	18,383,167	933,001,231	Loans and borrowings	5,877,860,273	—	5,877,860,273
Total non-current assets	14,226,240,828	340,795,092	13,885,445,736	Derivative financial instruments	112,235,801	—	112,235,801
				Lease liability	1,424,581	1,424,581	—
				Total non-current liabilities	5,991,520,655	1,424,581	5,990,096,074
				Total liabilities	8,889,435,476	16,739,742	8,872,695,734

				Equity
				Share capital	5,816,578,242	637,624,828	5,178,953,414
				Reserves	162,365,412	95,789,635	66,575,777
				Retained losses	(345,939,067)	(345,939,067)	—
				Total equity	5,633,004,587	387,475,396	5,245,529,191
Total assets	14,522,440,063	404,215,138	14,118,224,925	Total liabilities and equity	14,522,440,063	404,215,138	14,118,224,925